Exhibit 99.1

ZTO Reports First Quarter 2026 Unaudited Financial Results

9.7 Billion Parcel Volume Grew 7.4 Points Faster than Industry Average

Adjusted Net Income Increased 5.2% to RMB2.4 Billion

SHANGHAI, May 20, 2026 /PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2026[1]. The Company grew parcel volume by 13.2% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income increased 5.2%[2] to RMB2.4 billion. Net cash generated from operating activities was RMB2.8 billion.

First Quarter 2026 Financial Highlights

•	Revenues were RMB13,282.4 million (US$1,925.5 million), an increase of 22.0% from RMB10,891.5 million in the same period of 2025.
•	Gross profit was RMB3,235.2 million (US$469.0 million), an increase of 20.3% from RMB2,689.2 million in the same period of 2025.
•	Net income was RMB2,156.4 million (US$312.6 million), an increase of 5.7% from RMB2,039.2 million in the same period of 2025.
•	Adjusted EBITDA[3] was RMB3,941.3 million (US$571.4 million), an increase of 6.9% from RMB3,686.7 million in the same period of 2025.
•	Adjusted net income was RMB2,377.1 million (US$344.6 million), an increase of 5.2% from RMB2,259.3 million in the same period of 2025.
•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.73 (US$0.40) and RMB2.68 (US$0.39), an increase of 9.2% and 9.8% from RMB2.50 and RMB2.44 in the same period of 2025, respectively.
•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB3.01 (US$0.44) and RMB2.95 (US$0.43), an increase of 8.7% and 8.9% from RMB2.77 and RMB2.71 in the same period of 2025 respectively.
•	Net cash provided by operating activities was RMB2,789.0 million (US$404.3 million), compared with RMB2,363.0 million in the same period of 2025.

Operational Highlights for First Quarter 2026

•	Parcel volume was 9,668 million, increased 13.2% from 8,539 million in the same period of 2025.
•	Number of pickup/delivery outlets was over 31,000 as of March 31, 2026.
•	Number of direct network partners was approximately 6,000 as of March 31, 2026.
•	Number of self-owned line-haul vehicles was over 10,000 as of March 31, 2026.
•	Number of line-haul routes between sorting hubs was approximately 3,800 as of March 31, 2026.
•	Number of sorting hubs was 93 as of March 31, 2026, among which 88 are operated by the Company and 5 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.
(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.
(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.
(4)	One ADS represents one Class A ordinary share.
(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “During the first quarter of 2026, ZTO maintained focus on quality of services and customer satisfaction, and well executed our key strategies to improve operating cost efficiencies and strengthening network pricing policy fairness and transparency. Our parcel volume reached 9.7 billion, which grew 13.2%, or 7.4 points above industry average, mainly attributable to strong key accounts growth. Our adjusted net income was 2.4 billion, as the daily average retail volume continued to expand at a faster rate than traditional ecommerce volume resulting in improved revenue structure that not only contributed to volume increase as well as positive contribution to overall margin.”

Mr. Lai added, “China's express delivery industry is benefiting from the lasting effect of the anti-involution policy. It is well demonstrated by this quarter's industry-wide profit expansion, some faster than its volume growth, that there was an increasing focus on quality growth. ZTO's Quality-First strategy is consistent with regulatory attention as our operating efficiency continues to lead the industry and our effort to drive fairness and transparency across the entire network has generated positive impact on sustainable long-term growth. Shared-Success is never meant to be a corporate slogan, and our work in being fair and supportive of our partners never ends especially given the depth and width of our network footprint. By relying on digitization and diligent follow-through, we are seeing better alignment of strategy consensus and execution cohesiveness from headquarter to the furthest-reached outlets.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “For the first quarter, ZTO's core express ASP increased 8.2%, driven by a favorable mix-shift towards key accounts, which included fast-growing reverse logistics volume, and its positive impact more than offset the per unit increase in volume incentives. Combined unit sorting and transportation costs decreased 6 cents, driven largely by volume-leveraged productivity gain. SG&A excluding SBC as a percentage of revenue improved to approximately 4.5% compared to 4.7% in the same period last year. Cash flow from operating activities was 2.8 billion, and capital spending was 1.8 billion.”

Ms. Yan added, “The sustainable growth strategy we focused on throughout the years is equally effective during economic stabilization and recovery. Our unique partner-franchise model requires fine tuning from time to time to maintain equitable sharing of the cost and profit. Our volume growth against industry deceleration came from the consistency of anti-involution policy as well as our initiatives to drive reasonable profit allocation for everyone under the ZTO brand. We aim to strengthen our volume leadership, and we are maintaining our annual parcel growth guidance at 10-13% over last year.”

First Quarter 2026 Unaudited Financial Results

	Three Months Ended March 31,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	10,122,290	92.9	12,523,779	1,815,567	94.3
Freight forwarding services	179,219	1.7	155,910	22,602	1.2
Sale of accessories	560,297	5.1	577,675	83,745	4.3
Others	29,659	0.3	25,000	3,624	0.2
Total revenues	10,891,465	100.0	13,282,364	1,925,538	100.0

Total Revenues were RMB13,282.4 million (US$1,925.5 million), increased 22.0% from RMB10,891.5 million in the same period of 2025. Revenue from the core express delivery business increased by 22.5% compared to the same period of 2025 as a result of a 13.2% growth in parcel volume and an 8.2% increase in parcel unit price. Key account revenue, generated by direct sales organizations, increased by 92.2% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services decreased by 13.0% compared to the same period of 2025. Revenue from sales of accessories, largely consisted of sales of thermal paper for digital waybills, increased by 3.1%. Other revenues were mainly derived from financing services.

	Three Months Ended March 31,
	2025		2026
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Line-haul transportation cost	3,483,065	32.0	3,530,168	511,767	26.6
Sorting hub operating cost	2,314,595	21.3	2,454,271	355,795	18.5
Freight forwarding cost	172,792	1.6	154,265	22,364	1.2
Cost of accessories sold	133,259	1.2	127,589	18,497	1.0
Other costs	2,098,534	19.2	3,780,850	548,107	28.3
Total cost of revenues	8,202,245	75.3	10,047,143	1,456,530	75.6

Total cost of revenues was RMB10,047.1 million (US$1,456.5 million), an increase of 22.5% from RMB8,202.2 million in the same period last year.

Line-haul transportation cost was RMB3,530.2 million (US$511.8 million), increased 1.4% from RMB3,483.1 million in the same period last year. The unit transportation cost decreased 9.8% or 4 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub operating cost was RMB2,454.3 million (US$355.8 million), increased 6.0% from RMB2,314.6 million in the same period last year. The increase primarily consisted of (i) RMB74.3 million (US$10.8 million) increase in labor-associated costs partially offset by automation-driven efficiency improvements, and (ii) RMB43.1 million (US$6.3 million) increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. As of March 31, 2026, there were 780 sets of automated sorting equipment in service, compared to 631 sets as of March 31, 2025.

Cost of accessories sold was RMB127.6 million (US$18.5 million), decreased by 4.3% compared with RMB133.3 million in the same period last year.

Other costs were RMB3,780.9 million (US$548.1 million), increased 80.2% from RMB2,098.5 million in the same period last year, which was mainly attributable to an increase of RMB1,711.3 million (US$248.1 million) for pickup and dispatching costs paid to network partners associated with serving key account customers.

Gross Profit was RMB3,235.2 million (US$469.0 million), increased by 20.3% from RMB2,689.2 million in the same period last year. Gross margin rate was 24.4% compared to 24.7% in the same period last year.

Total Operating Expenses were RMB690.0 million (US$100.0 million), compared to RMB283.8 million in the same period last year.

Selling, general and administrative expenses were RMB815.7 million (US$118.2 million), increased by 10.6% from RMB737.5 million in the same period last year, mainly due to (i) RMB64.0 million (US$9.3 million) increase in compensation and benefit expenses, and (ii) RMB11.4 million (US$1.6 million) increase in depreciation and amortization costs associated with administrative facilities and equipment.

Other operating income, net was RMB125.7 million (US$18.2 million), compared to RMB453.7 million in the same period last year. Other operating income mainly consisted of (i) RMB80.9 million (US$11.7 million) of government subsidies and tax rebates, and (ii) RMB51.4 million (US$7.5 million) of rental income.

Income from operations was RMB2,545.3 million (US$369.0 million), increased 5.8% from RMB2,405.4 million for the same period last year. The operating margin rate was 19.2% compared to 22.1% in the same period last year.

Interest income was RMB165.9 million (US$24.1 million), compared with RMB198.4 million in the same period last year.

Interest expenses was RMB50.3 million (US$7.3 million), compared with RMB68.9 million in the same period last year.

Gain from fair value changes of financial instruments was RMB54.9 million (US$8.0 million), compared with a gain of RMB36.6 million in the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB552.2 million (US$80.0 million) compared to RMB531.6 million in the same period last year. Overall income tax rate was 20.5%, decreased by 0.2 percentage points year over year.

Net income was RMB2,156.4 million (US$312.6 million), which increased by 5.7% increase from RMB2,039.2 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.73 (US$0.40) and RMB2.68 (US$0.39), compared to basic and diluted earnings per ADS of RMB2.50 and RMB2.44 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.01 (US$0.44) and RMB2.95 (US$0.43), compared with RMB2.77 and RMB2.71 in the same period last year, respectively.

Adjusted net income was RMB2,377.1 million (US$344.6 million), compared with RMB2,259.3 million during the same period last year.

EBITDA[1] was RMB3,720.7 million (US$539.4 million), compared with RMB3,466.6 million in the same period last year.

Adjusted EBITDA was RMB3,941.3 million (US$571.4 million), compared to RMB3,686.7 million in the same period last year.

Net cash provided by operating activities was RMB2,789.0 million (US$404.3 million), compared with RMB2,363.0 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Resignation of Non-Executive Director and Termination of Investor Rights Agreement

The Board announces that Ms. Di XU has tendered her resignation as a non-executive director of the Company, with effect from May 20, 2026 given the recent termination of the investor rights agreement entered by and among the Company, the Company's founders and subsidiaries of Alibaba Group Holdings Limited in June 2018. Ms. Xu has confirmed that (i) she has no disagreement with the board of directors of the Company (the “Board”) and (ii) there is no matter in respect of her resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong. The Board would like to take this opportunity to express its gratitude to Ms. Xu for her valuable contribution to the Company during her tenure.

Company Share Repurchase Program

The Board has approved a new share repurchase program in March 2026, authorizing the repurchase of up to US$1.5 billion of its shares over the next 24 months, effective from March 20, 2026, through March 20, 2028. The Company expects to fund these repurchases utilizing its existing cash balance.

Business Outlook

Based on current market and operating conditions, the Company reiterates that its parcel volume for 2026 is expected to increase by 10% to 13% year over year, representing a parcel volume range of 42.37 billion to 43.52 billion. Such estimates represent management's current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.898 to US$1.00, the noon buying rate on March 31, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO's data. ZTO encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, May 19, 2026 (8:30 AM Beijing Time on Wednesday, May 20, 2026).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	2836360

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 25, 2026:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	1895291

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms;risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	10,891,465	13,282,364	1,925,538
Cost of revenues	(8,202,245)	(10,047,143)	(1,456,530)
Gross profit	2,689,220	3,235,221	469,008
Operating (expenses)/income:
Selling, general and administrative	(737,511)	(815,664)	(118,246)
Other operating income, net	453,669	125,711	18,224
Total operating expenses	(283,842)	(689,953)	(100,022)
Income from operations	2,405,378	2,545,268	368,986
Other income/(expenses):
Interest income	198,392	165,945	24,057
Interest expense	(68,876)	(50,272)	(7,288)
Gain from fair value changes of financial instruments	36,613	54,944	7,965
Gain on disposal of equity investees, subsidiary and others	147	478	69
Foreign currency exchange loss before tax	(4,044)	(28,834)	(4,180)
Income before income tax, and share of income in equity method investments	2,567,610	2,687,529	389,609
Income tax expense	(531,574)	(552,180)	(80,049)
Share of income in equity method investments	3,145	21,007	3,045
Net income	2,039,181	2,156,356	312,605
Net income attributable to non-controlling interests	(45,934)	(38,023)	(5,512)
Net income attributable to ZTO Express (Cayman) Inc.	1,993,247	2,118,333	307,093
Net income attributable to ordinary shareholders	1,993,247	2,118,333	307,093
Net earnings per share attributed to ordinary shareholders
Basic	2.50	2.73	0.40
Diluted	2.44	2.68	0.39
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	798,486,427	776,158,342	776,158,342
Diluted	832,052,527	798,341,566	798,341,566
Net income	2,039,181	2,156,356	312,605
Other comprehensive income/(expense) ,net of tax of nil:
Foreign currency translation adjustment	8,701	(9,922)	(1,438)
Comprehensive income	2,047,882	2,146,434	311,167
Comprehensive income attributable to non-controlling interests	(45,934)	(38,023)	(5,512)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,001,948	2,108,411	305,655

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	10,011,533	11,406,935	1,653,658
Restricted cash	29,129	29,129	4,223
Accounts receivable, net	1,287,475	1,264,820	183,360
Financing receivables	674,880	532,466	77,191
Short-term investment	15,620,892	19,079,372	2,765,928
Inventories	40,648	39,042	5,660
Advances to suppliers	719,277	743,940	107,849
Prepayments and other current assets	5,102,997	5,250,750	761,199
Amounts due from related parties	477,865	506,822	73,474
Total current assets	33,964,696	38,853,276	5,632,542
Investments in equity investees	1,951,910	2,164,047	313,721
Property and equipment, net	35,433,509	36,233,881	5,252,810
Land use rights, net	6,762,240	6,875,348	996,716
Intangible assets, net	52,758	45,466	6,591
Operating lease right-of-use assets	398,082	331,050	47,992
Goodwill	4,157,111	4,157,111	602,655
Deferred tax assets	1,103,655	1,191,798	172,774
Long-term investment	5,221,110	6,292,110	912,164
Long-term financing receivables	1,039,946	989,488	143,446
Other non-current assets	938,980	645,036	93,511
TOTAL ASSETS	91,023,997	97,778,611	14,174,922
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	10,934,419	11,089,280	1,607,608
Accounts payable	2,577,229	2,420,258	350,864
Advances from customers	1,833,131	1,717,342	248,962
Income tax payable	279,541	287,950	41,744
Amounts due to related parties	796,660	92,221	13,369
Operating lease liabilities	139,787	120,382	17,452
Dividends payable	19,659	2,085,103	302,276
Other current liabilities	6,288,714	5,876,810	851,958
Total current liabilities	22,869,140	23,689,346	3,434,233
Long-term bank borrowing	18,000	17,000	2,464
Non-current operating lease liabilities	261,257	218,721	31,708
Deferred tax liabilities	615,073	628,469	91,109
Convertible senior bond	124,114	10,347,781	1,500,113
TOTAL LIABILITIES	23,887,584	34,901,317	5,059,627
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025; 769,900,693 shares issued and 766,482,022 shares outstanding as of March 31, 2026)	513	495	72
Additional paid-in capital	24,000,698	22,795,854	3,304,705
Treasury shares, at cost	(254,480)	(245,970)	(35,658)
Retained earnings	42,918,864	39,859,455	5,778,408
Accumulated other comprehensive loss	(281,266)	(291,188)	(42,213)
ZTO Express (Cayman) Inc. shareholders’ equity	66,384,329	62,118,646	9,005,314
Non-controlling interests	752,084	758,648	109,981
Total Equity	67,136,413	62,877,294	9,115,295
TOTAL LIABILITIES AND EQUITY	91,023,997	97,778,611	14,174,922

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,362,976	2,789,045	404,327
Net cash used in investing activities	(3,158,465)	(7,174,549)	(1,040,091)
Net cash (used in)/provided by financing activities	(261,091)	5,831,073	845,328
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12,560)	(50,167)	(7,273)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,069,140)	1,395,402	202,291
Cash, cash equivalents and restricted cash at beginning of period	13,530,947	10,046,717	1,456,468
Cash, cash equivalents and restricted cash at end of period	12,461,807	11,442,119	1,658,759

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	10,011,533	11,406,935	1,653,658
Restricted cash, current	29,129	29,129	4,223
Restricted cash, non-current	6,055	6,055	878
Total cash, cash equivalents and restricted cash	10,046,717	11,442,119	1,658,759

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income	2,039,181	2,156,356	312,605
Add:
Share-based compensation expense (1)	220,269	221,119	32,056
Gain on disposal of equity investees and subsidiary, net of income taxes	(121)	(395)	(57)
Adjusted net income	2,259,329	2,377,080	344,604

Net income	2,039,181	2,156,356	312,605
Add:
Depreciation	789,108	912,649	132,306
Amortization	37,819	49,211	7,134
Interest expenses	68,876	50,272	7,288
Income tax expenses	531,574	552,180	80,049
EBITDA	3,466,558	3,720,668	539,382

Add:
Share-based compensation expense	220,269	221,119	32,056
Gain on disposal of equity investees and subsidiary	(147)	(478)	(69)
Adjusted EBITDA	3,686,680	3,941,309	571,369

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,993,247	2,118,333	307,093
Add:
Share-based compensation expense (1)	220,269	221,119	32,056
Loss/(gain) on disposal of equity investees and subsidiary, net of income taxes	(121)	(395)	(57)
Adjusted Net income attributable to ordinary shareholders	2,213,395	2,339,057	339,092

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	798,486,427	776,158,342	776,158,342
Diluted	832,052,527	798,341,566	798,341,566

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.50	2.73	0.40
Diluted	2.44	2.68	0.39

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.77	3.01	0.44
Diluted	2.71	2.95	0.43

(1) Net of income taxes of nil

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